Exhibit 23.1

Consent of Independent Auditors

The Board of Directors

Digital Realty Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-121353) on form S-8 of Digital Realty Trust, Inc. of our report on the statement of revenue and certain expenses of 833 Chestnut Street for the year ended December 31, 2003, which report appears on form 8-K/A of Digital Realty Trust, Inc. Our report refers to the fact that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenue and expenses.

/s/ KPMG

Los Angeles, California

January 28, 2005